08027831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 29 2008
803

SEC FILE NUMBER
8-25280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 10/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Windmill Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Route 202
(No. and Street)

Somers (City) NY (State) 10589 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Macerantia 914-277-2782
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Gardener
(Name – *if individual, state last, first, middle name*)

385 Broadway (Address) Bethpage (City) NY (State) 11714 (Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Maceranka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Windmill Group, Inc, as of Dec 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ANDREW G. SPIROS
NOTARY PUBLIC STATE OF NEW YORK
NO. 02SP4757784
QUALIFED IN WESTCHESTER COUNTY
Commission Expires 10-31-06

Notary Public

John Maceranka
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WINDMILL GROUP, INC.

ANNUAL REPORT

DECEMBER 31, 2007

THE WINDMILL GROUP, INC.
ANNUAL REPORT
DECEMBER 31, 2007

TABLE OF CONTENTS

GARDENER & GARDENER, LLC

Certified Public Accountants

February 10, 2008

To the Stockholders of
The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

I have audited the accompanying balance sheet of The Windmill Group, Inc., as of December 31, 2007 and the related statements of operation, accumulated deficit, and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Windmill Group, Inc. as of December 31, 2007 and the results of their operations and cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Robert J. Gardener, CPA

January 17, 2008

385 Broadway
Bethpage, NY 11714

Telephone: 516.342.9665
Toll Free: 866.266.9980
Fax: 516.342.9521

THE WINDMILL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Current Assets	
Cash	$ 18,711
Accounts receivable	8,732
Total	27,443
Fixed Assets	
Office equipment	5,000
Furniture & fixtures	1,000
	6,000
Less: Accumulated depreciation	(6,000)
Net equipment and fixtures	0
Other Current Assets	
Loan Receivable - Stockholder	7,470
Total Other Current Assets	7,470
Total Current Assets	$ 34,913
	=======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$ 4,079
Accrued expenses payable	906
Total Liabilities	4,985
Stockholders' Equity	
Capital stock	2,700
Additional paid in capital	129,000
Retained earnings - (deficit)	(101,772)
Total	29,928
Total Liabilities and Stockholders' Equity	$ 34,913
	=======

See accompanying notes and accountant's audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues	
Commissions	$ 321,471
Total	321,471
Operating Expenses	298,993
Net Profit	22,478
Distributions	(6,000)
Retained Earnings - (deficit) - January 1, 2007	(118,250)
Retained Earnings - (deficit) - December 31, 2007	$(101,772)

See accompanying notes and accountant's audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net Profit	$ 22,478
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Accounts receivable	7,717
Loan receivable	(7,470)
Commissions payable	(1,516)
Total adjustments	(1,269)
Net cash from operating activities	21,209
Cash flows from financing activities:	
Dividends distributed	(6,000)
Net cash from financing activities	(6,000)
Net increase in cash and cash equivalents	15,209
Cash and cash equivalents - January 1, 2007	3,502
Cash and cash equivalents - December 31, 2007	$ 18,711

See accompanying notes and accountant's audit report.

THE WINDMILL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2007

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

The year end balance of $7,732 is all current. The balance due is from the clearing broker, Cantella, Inc. These amounts were received in full in January 2008.

Loan Receivable

Represents monies due from stockholder. Interest will be accrued at 5% per annum. Due to the insignificance of the interest, no accrual of interest income was made during 2007. The stockholder paid interest of $60 in February 2008.

Income Taxes

In 1987, the former shareholder elected to treat the company as a small business corporation ("S" corporation) for income tax purposes. As such, the company's income or loss and credits will be passed through to the shareholders and combined with their other personal income and deductions to determine taxable income on their individual returns.

Capital Stock

The present shareholders each own 50% of the company at December 31, 2007.

Distributions

During 2007, the stockholders' took profit distributions of $6,000.

GARDENER & GARDENER, LLC
Certified Public Accountants

February 10, 2008

The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

As an addendum to the annual report of December 31, 2007, I herewith submit the following exhibits:

"A"	Schedule of Operating Expenses
"B"	Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2007
"C"	Computation of Net Capital Requirements
"D"	Computation of Net Capital

In my opinion, the aforementioned exhibits present fairly, the information under Security Exchange Commission Rule 17A-5(d)(4) in conformity with generally accepted accounting principles. It is also my opinion, that no material inadequacies currently exist or were found to have existed since the previous audit dated 12/31/06, pursuant to SEC Rule 17a-5(d)(4) or SEC Rule 17a-5(j).

Robert J. Gardener

385 Broadway
Bethpage, NY 11714

Telephone: 516.342.9665
Toll Free: 866.266.9980
Fax: 516.342.9521

Exhibit A

THE WINDMILL GROUP, INC.
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

Operating Expenses

Automobile	$ 4,122
Bank charges	205
Commissions	205,212
Continuing education	600
Contributions	110
Dues, subscriptions, and licenses	9,038
Insurance	2,523
Interest	400
Miscellaneous expense	380
Office expense & supplies	20,990
Postage & delivery	1,843
Professional fees	4,800
Rent	17,531
Salaries	24,000
Telephone	3,471
Taxes	2,270
Travel	400
Utilities	1,098
Total	$ 298,993

Exhibit B

THE WINDMILL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2007

Balance - January 1, 2007	**$ 13,450**
Net Profit	**22,478**
Distributions	**(6,000)**
Balance - December 31, 2007	**$ 29,928**

Exhibit C

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
DECEMBER 31, 2007

Minimum Net Capital Required 6 2/3% of aggregate indebtedness	$ 333 =======
Minimum Required	$ 5,000 =======
Net Capital Required (Greater of above amounts)	$ 5,000 =======
Excess Net Capital (Net Capital $29,928 per Exhibit C less net capital requirement $5,000)	$ 24,928 =======
Excess Net Capital at 1,000% (Net Capital less 10% of total liabilities net secured or subordinated)	$ 29,429 =======

Exhibit D

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2007

Total stockholders' equity from the balance sheet equity	$ 29,928
Liabilities subordinated to claims of general creditors	0
Total capital & allowable subordinated liabilities	$ 29,928
Less: non allowable assets from the balance sheet:	
Other assets	0
Total	29,928
Less: 2% haircut on securities	0
Net Capital	$ 29,928

END